December 5, 2016

VIA EDGAR CORRESPONDENCE

Laura Nicholson, Special Counsel

J. Nolan McWilliams

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Chanticleer Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 18, 2016
Registration Statement on Form S-1 Filed October 28, 2016
File No. 333-214319

Dear Ms. Nicholson and Mr. McWilliams:

This letter sets forth the responses of Chanticleer Holdings, Inc. (the “Company”) to the comments contained in your letter dated November 28, 2016 relating to the above captioned Registration Statement on Form S-1 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment for ease of reference.

The Company is concurrently submitting, via EDGAR, Amendment No. 2 to the Registration Statement incorporating the changes described in our responses below.

General

1. You state that you intend to use your best efforts to list the units on the Nasdaq Capital Market. Please tell us the status of your listing application and anticipated timing for receipt of approval.

The Company has provided Nasdaq with information regarding the securities to be listed and is awaiting approval of Nasdaq of the unit structure to commence the listing process. The Company expects a final determination from Nasdaq within the next week. Once Nasdaq gives its approval and the Registration Statement is declared effective, the Company intends to initiate the listing application promptly. Nasdaq has advised the listing process will take two weeks, so we expect the listing of the units to coincide with the expected closing date of the rights offering.

Prospectus Cover Page

2. Please disclose the exercise price of the warrants on the prospectus cover page.

We have revised the prospectus to disclose the exercise price of the warrants on the prospectus cover page.

Questions and Answers About the Rights Offering, page 14

3. Please revise to clarify whether the shares of Series 1 Preferred and the Series 1 Warrants to be issued as components of the units are transferable. For example, you state on page 14 that such securities “are only transferable to the extent permitted in the instruments governing such securities” and on page 18 you make reference to trading activity in the Series 1 Warrants. We also note that the form of warrant filed as Exhibit 4.12 provides for transfer of the warrants. However, you indicate on page 57 that the shares of Series 1 Preferred and Series 1 Warrants are not detachable and will not be separately transferable following the closing.

The shares of Series 1 Preferred and the Series 1 Warrants to be issued as components of the units are not detachable and will not be separately transferable. We have revised the disclosures and the form of warrant filed as Exhibit 4.12 for consistency and clarity.

If I hold Series 1 Preferred, how will I receive any dividends, page 24

4. Please reconcile your answer that dividends declared will be paid in additional shares of Series 1 Preferred with your disclosure on page 57 that dividends may be paid with shares of common stock included in this registration statement.

Disclosures on page 24 have been revised to state that dividends declared may be paid in shares of common stock.

Use of Proceeds, page 36

5. Please disclose the interest rate and maturity date for each item of indebtedness to be discharged using the proceeds of the offering. Refer to Instruction 4 to Item 504 of Regulation S-K.

Interest rate and maturity date for each item of indebtedness to be discharged using the proceeds of the offering has been disclosed.

Material U.S. Federal Tax Consequences, page 49

6. Please revise to clarify whether the receipt and exercise of the subscription rights will be taxable to the stockholders and warrantholders. For example, you state on page 10 that for U.S. federal income tax purposes “you will not recognize income or loss upon receipt or exercise of a subscription right.” However, this is not stated clearly in the tax opinion by Cherry Bekaert LLP provided in the discussion under “Material U.S. Federal Tax Consequences,” and is not consistent with the risk factor disclosure on page 29 that “the tax treatment of the rights offering is somewhat uncertain and it may be treated as a taxable event to our stockholders.” We also note the disclosure in the last paragraph on page 50 that none of the Section 305(b) exceptions that apply to preferred stock for tax purposes “should apply to the rights offering” and that the rights offering “should” be evaluated for Section 305 purposes as if the company has only one outstanding class of stock. If Cherry Bekaert cannot provide a “will” opinion with respect to the tax consequences of receipt and exercise of the subscription rights, please have such firm discuss why it cannot provide a “will” opinion, and describe the degree of uncertainty. For guidance, refer to Section III.C of Staff Legal Bulletin 19.

We have adjusted the language to show a “should” opinion throughout and have also modified the language to explain the basis for the uncertainty.

7. Refer to the last paragraph on page 50. Please describe the “certain” representations Cherry Bekaert LLP is relying upon in its opinion that Series 1 Preferred is not “preferred stock” as defined by Treasury regulations. Please similarly revise the second paragraph on page 51 with respect to “certain” representations relied upon in concluding that the distribution is not a “disproportionate distribution.”

We have deleted the language.

8. Please discuss the “certain aspects” of the material tax consequences that are unclear, including the uncertainty with respect to outstanding options and equity-based awards. We note in this regard your disclosure in the last question and answer on page 23 and the first risk factor on page 29.

We have modified the language. The sentence referring to the uncertainty with respect to outstanding options and equity-based awards was deleted. We do not believe that these should have an impact.

Description of Capital Stock, page 55

Series 1 Warrants, page 59

9. Please disclose the effects of a reverse stock split on the terms of the exercise of the Series 1 Warrants. Please similarly revise the prospectus summary and discuss there the likelihood you will effect a reverse stock split during or shortly following the subscription period. We note the first two risk factors on page 32.

We have disclosed the effects of a reverse stock split in the terms of the exercise of the Series 1 Warrants. We have revised the prospectus summary to disclose that we intend to effect at least a 2:1 reverse stock split of our common stock by January 30, 2017, unless prior to that date the closing bid price of our common stock is at least $1 per share for a minimum of 10 consecutive business days.

Plan of Distribution, page 59

10. Please reconcile your disclosure in the first paragraph on page 60 that Source Capital Group, Inc. is not underwriting or placing rights or units in the offering with your disclosure on the prospectus cover page that Source Capital Group will use its commercially reasonable efforts to place unsubscribed rights after expiration of the rights offering. Please similarly revise the second risk factor on page 25.

We have revised the disclosures to state that Source Capital Group “is” an underwriter and made other revisions for consistency.

11. You state that Source Capital Group “may be deemed” an underwriter. Please provide your analysis as to why Source Capital Group is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Alternatively, please clarify that Source Capital Group “is” an underwriter.

We have revised our disclosures to state that Source Capital Group “is” an underwriter.

12. You state that one or more of your directors and executive officers may purchase units in the offering at the public offering price. Please clarify whether these purchases would be solely in connection with their exercise of subscription rights.

We have clarified our disclosure to state that these purchases would be solely in connection with their exercise of subscription rights.

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions, please contact me at (949) 355-5405.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

LIBERTAS LAW GROUP, INC.

/s/ Ruba Qashu
Ruba Qashu
Tel: 949-355-5405

cc:	Michael D. Pruitt, Chanticleer Holdings, Inc.